NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS ANNOUNCED STRONG 4TH QTR. EARNINGS OF $0.87 PER SHARE AND RECORD 2004 EARNINGS OF $3.64 PER SHARE

TORONTO, CANADA -- February 24, 2005 -- Russel Metals Inc. today announced fourth quarter 2004 earnings of $43.5 million or $0.87 per share up from $7.7 million or $0.17 per share for the fourth quarter of 2003.  The fourth quarter 2004 revenues increased 52% to $625.0 million from $410.7 million in 2003.

The fourth quarter results include three adjustments that reduced earnings per share by $0.07.  Without these charges, reported earnings per share would have been $0.94 for the fourth quarter versus adjusted earnings of $0.21 for the fourth quarter of 2003.  The fourth quarter 2004 adjustments included an after tax charge of $2.5 million for discontinued operations and before tax charges of $0.7 million for restructuring costs related to the Acier Leroux acquisition and $0.5 million related to the restructuring of the bank syndicate.

The earnings per share for the year ended December 31, 2004 were $3.64 or $177.8 million versus $0.41 per share or $18.5 million in 2003.  The 2004 earnings per share before adjustments were $3.95. The year’s adjustments included a $13.7 million charge for debt restructuring, $3.0 million of restructuring charges related to the Acier Leroux acquisition both of which are pre tax numbers.  In addition, the adjustments included an after tax charge of $2.9 million for discontinued operations.   In 2003, the adjusted earnings per share were $0.51 after adjustments of $0.10 for restructuring, goodwill impairment and discontinued operations.

Revenue for 2004 was $2,418.6 million, up 60% from $1,507.0 million in 2003.  Revenue increased significantly in all business segments.

Bud Siegel, President and CEO stated, "2004 was an outstanding year throughout the steel industry and our operations produced industry leading results.  Our favorite measurable, return on ending capital employed, was in double digits for the eighth straight year.  The return on ending capital at December 31, 2004 was 46%.  The earnings from continuing operations before interest and taxes increased five times from $55.3 million in 2003 to $306.2 million in 2004.  The strong operating results recorded in the year are a direct reflection of the superior efforts of the employees of Russel Metals Inc.  Our shareholders were rewarded with dividend increases of over 100% during the year to an annualized dividend of $0.70 per share and a 76% increase in the market price of the common shares year over year."

Brian Hedges, Executive Vice President and Chief Financial Officer, stated, "The strengthening of the balance sheet accelerated during 2004, thanks to the first quarter common share issue, total restructuring of all our interest bearing debt at significantly lower interest rates, the redemption of the preferred shares and the high level of profitability experienced in 2004.  The book value per share jumped 55% to $9.15 at year-end from $5.60 at December 31, 2003."

The total interest bearing debt declined during 2004 and is 35% of the total balance sheet capitalization at year-end versus 46% at December 31, 2003.  In 2004, the Company financed an 86%, or $261 million, increase in inventory and an increase of 49%, or $123 million, in accounts receivable. These increases were funded from current liabilities, the common share issue and earnings.  The increase in current assets was primarily driven by the increase in the transaction price per ton of steel.  It is anticipated that the working capital requirements will remain at similar levels or decline in 2005 and the Company will not be required to fund a similar increase in working capital that occurred in 2004.

The Board of Directors approved a quarterly dividend of 20 cents per common share payable March 15, 2005 to shareholders of record as of March 8, 2005.

The Company will be holding an Investor Conference Call on Friday, February 25, 2005 at 9:00 a.m. ET to review its fourth quarter and year-end results for 2004.  The dial in telephone number for the call is 1-800-291-5032.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, March 4th.  You will be required to enter reservation number 21214189 in order to access the call.

Additional supplemental financial information is available in our investor conference call package located on our website at www.russelmetals.com.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com